Exhibit 99.1

China Yuchai International Announces

Unaudited Second Quarter 2013 Financial Results

SINGAPORE, Singapore – August 5, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of diesel engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the second quarter and six months ended June 30, 2013.

Financial highlights for the second quarter of 2013

•	Net revenue was RMB 4.25 billion (US$ 688.1 million) compared with RMB 3.43 billion in the second quarter of 2012;

•	Gross profit was RMB 855.2 million (US$ 138.4 million), with a gross margin of 20.1% compared with 19.7% in the second quarter of 2012;

•	Operating profit was RMB 333.8 million (US$ 54.0 million) compared with RMB 210.1 million in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders were RMB 166.3 million (US$ 26.9 million) compared with RMB 67.1 million in the second quarter of 2012;

•	Earnings per share were RMB 4.46 (US$ 0.72) compared with RMB 1.80 for the same quarter in 2012;

•	Total number of engines sold was 141,147 units compared with 109,329 units in the second quarter of 2012.

Net revenue for the second quarter of 2013 was RMB 4.25 billion (US$ 688.1 million) compared with RMB 3.43 billion in the second quarter of 2012. The increase in net sales was RMB 825.5 million, or 24.1% as compared with the same period in 2012.

The total number of engines sold during the second quarter of 2013 was 141,147 units compared with 109,329 units in the same quarter a year ago, representing an increase of 31,818 units, or 29.1%. This was mainly attributable to an increase in sales of engines for agriculture and truck applications. The increase in sales of commercial vehicles was mainly due to the pre-buying of trucks prior to the implementation of the National IV emission standards nationwide on July 1, 2013.

Gross profit was RMB 855.2 million (US$ 138.4 million) compared with RMB 674.1 million in the second quarter of 2012. Gross margin was 20.1% in the second quarter of 2013 compared with 19.7% in the second quarter of 2012. A higher volume of engines were sold in the second quarter of 2013 compared with the same period a year ago which enabled us to improve our gross margin.

Other operating income was RMB 36.6 million (US$ 5.9 million), an increase of RMB 25.0 million from RMB 11.6 million in the second quarter of 2012. The increase in income was mainly due to lower foreign exchange losses in the second quarter of 2013 compared with the same quarter last year.

Research and development (“R&D”) expenses were RMB 115.9 million (US$ 18.8 million) compared with RMB 95.3 million in the second quarter of 2012, an increase of 21.6%. As a percentage of net revenue, R&D spending declined to 2.7% compared with 2.8% in the second quarter of 2012. The lower percentage was due to higher net revenue in the second quarter of 2013 compared with the same quarter in 2012.

Selling, general & administrative (“SG&A”) expenses were RMB 442.1 million (US$ 71.6 million), up from RMB 380.4 million in the second quarter of 2012, an increase of RMB 61.7 million or 16.2%. SG&A expenses represented 10.4% of net revenue in the second quarter of 2013 compared with 11.1% in the same quarter a year ago. The decrease was mainly due to higher sales volume in the second quarter of 2013 compared with the same quarter in 2012.

Operating profit increased by 58.9% to RMB 333.8 million (US$ 54.0 million) from RMB 210.1 million in the second quarter of 2012, mainly due to higher gross profit and other income, partially offset by higher R&D and SG&A expenses. The operating margin was 7.8% compared with 6.1% in the second quarter of 2012.

Finance costs declined to RMB 39.6 million (US$ 6.4 million) from RMB 62.2 million in the second quarter of 2012, a decrease of RMB 22.6 million or 36.3%. The decrease was due to less bills discounting as well as lower interest costs relating to GYMCL’s outstanding short-term financing bonds (“STFB”) and medium-term notes (“MTN”) compared with the higher interest rates applicable to the outstanding STFBs in the second quarter in 2012.

The share of joint ventures was a loss of RMB 10.0 million (US$ 1.6 million) compared with a loss of RMB 6.2 million in the second quarter of 2012.

In the second quarter of 2013, total net profit attributable to China Yuchai’s shareholders was RMB 166.3 million (US$ 26.9 million), or earnings per share of RMB 4.46 (US$ 0.72), compared with RMB 67.1 million, or earnings per share of RMB 1.80 in the same quarter in 2012.

Financial highlights for the six months ended June 30, 2013

For the six months ended June 30, 2013, net revenue was RMB 8.10 billion (US$ 1.31 billion) compared with RMB 7.11 billion in the same period last year. The increase in net sales was RMB 987.2 million, or 13.9% as compared with the same six-month period in 2012.

The total number of diesel engines sold by GYMCL during the first six months of 2013 was 271,891 units compared with 241,026 units in the same period last year, representing an increase of 30,865 units, or 12.8%. This increase was mainly attributable to an increase in sales of engines for agriculture and truck applications in the second quarter of 2013. The increase in sales of commercial vehicles was mainly due to the pre-buying of trucks prior to the implementation of the National IV emission standards nationwide on July 1, 2013.

Gross profit was RMB 1.63 billion (US$ 264.2 million) compared with RMB 1.45 billion in the same period last year. Gross profit margin decreased to 20.2% in the first six months of 2013 as compared with 20.4% a year ago. This was mainly attributable to a shift in the sales mix to more light-duty engines as well as engines for agriculture applications with lower gross margins.

Other operating income was RMB 57.5 million (US$ 9.3 million), an increase of RMB 19.8 million from RMB 37.7 million in the same period last year. This increase was mainly due to a smaller loss relating to the disposal of plant and equipment as compared with the same six-month period in 2012.

Research and development (“R&D”) expenses were RMB 210.7 million (US$ 34.1 million) compared with RMB 177.2 million in the same period in 2012, an increase of 19.0%. As a percentage of net revenue, R&D spending rose to 2.6% compared with 2.5% in the same period last year. The R&D expenses mainly related to the ongoing development of new and existing engine products as well as continued initiatives to improve engine quality.

Selling, general & administrative (“SG&A”) expenses were RMB 806.6 million (US$ 130.5 million), up from RMB 756.7 million in the same period last year, an increase of RMB 49.9 million or 6.6%. SG&A expenses represented 10.0% of net revenue for the first six months of 2013, compared with 10.6% in the same period last year. The decrease in the SG&A percentage was mainly due to higher sales in the first six months of 2013 as compared with the same period in 2012.

Operating profit increased to RMB 672.7 million (US$ 108.9 million) from RMB 557.3 million in the same period last year, mainly due to an increase in gross profit and other income, partially offset by higher R&D and SG&A expenses. The operating margin was 8.3% compared with 7.8% in the same period last year.

Finance costs declined to RMB 73.8 million (US$ 11.9 million) from RMB 137.5 million in the same period last year, a decrease of RMB 63.7 million or 46.3%. The decrease was due to less bills discounting and lower interest costs relating to the outstanding STFBs and MTNs.

The share of joint ventures was a loss of RMB 25.7 million (US$ 4.2 million) compared with a loss of RMB 22.9 million in the same period last year.

For the six months ended June 30, 2013, total net profit attributable to China Yuchai’s shareholders was RMB 339.8 million (US$ 55.0 million), or earnings per share of RMB 9.12 (US$ 1.48), compared with RMB 235.0 million, or earnings per share of RMB 6.31 in the same period in 2012.

Balance Sheet Highlights as at June 30, 2013

•	Cash and bank balances were RMB 3.98 billion (US$ 644.3 million) compared with RMB 3.16 billion at December 31, 2012.

•	Short- and long-term borrowings were RMB 2.56 billion (US$ 414.7 million) compared with RMB 2.45 billion at the end of 2012.

•	Net inventory was RMB 1.98 billion (US$ 320.8 million) compared with RMB 2.01 billion at the end of 2012.

Recent Developments

•

On May 30, 2013, China Yuchai announced that GYMCL had issued RMB 1.0 billion of 3-year unsecured medium-term notes at a fixed interest rate of 4.69% per annum. The proceeds from the issuance are to be used by GYMCL to repay bank loans and for working capital purposes. This was a cost-effective option to raise capital given that the then China benchmark one-year lending rate was at 6.0% per annum.

•

On June 4, 2013, the Company announced that GYMCL together with GYMCL’s joint venture company, Y&C Engine Co., Ltd., had entered into a Framework Agreement with Baotou Bei Ben Heavy Duty Truck Co., Ltd. (“Bei Ben”) and Inner Mongolia First Machinery Group Co., Ltd. to form a new joint venture company. The new joint venture company will produce advanced diesel and gas engines to meet the needs of Bei Ben’s heavy-duty and medium-duty trucks and buses.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We are pleased to report a good quarter with growth in net revenue and operating profit. We continued to expand our market share and maintained our leadership in the world’s largest commercial vehicle market. Our natural gas engines continue to gain market acceptance as our gas combustion technology helped generate strong fuel conservation with reduced emissions. In the first six months of this year, we sold approximately 13,000 natural gas engines, representing a 92% increase year-on-year. We continue to expand on our strategy of producing world-class engines through superior research and development combined with manufacturing excellence.

We rewarded shareholders with a cash dividend of US$ 0.80 per share on July 10, 2013 for financial year 2012 and have just announced an interim cash dividend of US$ 0.10 per share for financial year 2013. However, we remain cautious as we enter the second half of 2013 in view of the uncertainty over China’s economy. Notwithstanding, we continue to strive to maintain our market leadership in the Chinese engine industry,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.1787 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on June 28, 2013. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 28, 2013 or at any other date.

Unaudited Second Quarter 2013 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 5, 2013. The call will be hosted by Mr. Weng Ming HOH, President, and Mr. Kok Ho LEONG, Chief Financial Officer of China Yuchai. They will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-930-346 (Hong Kong), 400-620-8038 (China) or +656-723- 9381 (International), Conference Code: 16945972, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com

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